

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2022

Robert Mattacchione
Chief Executive Officer
Novo Integrated Sciences, Inc.
11120 NE 2nd Street, Suite 100
Bellevue, WA 98004

> **Re: Novo Integrated Sciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 18, 2022**
> **File No. 333-264360**

Dear Mr. Mattacchione:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Josh Shainess, Legal Branch Chief, at 202-551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Craig D. Linder, Esq.